NEWS                                                                 WICKES INC.
BULLETIN                                               706 NORTH DEERPATH DRIVE
                                                         VERNON HILLS, IL 60061
                                                                 TRADED: NASDAQ
FROM:                                                              SYMBOL: WIKS
FRB

The Financial Relations Board, Inc.

FOR FURTHER INFORMATION:
AT THE COMPANY:                            AT THE FINANCIAL RELATIONS BOARD:
George Bajalia, CFO                        Jeff Wescott -- General Inquiries
(847) 367-3551                             875 N. Michigan Avenue
Jim Hopwood                                Chicago, IL  60611
(847) 367-3552                             (312) 266-7800

FOR IMMEDIATE RELEASE
FRIDAY, OCTOBER 17, 1997


               WICKES ANNOUNCES MAJOR OPERATIONAL RESTRUCTURING;
        EXPECTS TO REPORT THIRD QUARTER REVENUE AND MARGIN IMPROVEMENTS

VERNON HILLS, IL, OCTOBER 17, 1997 -- WICKES INC. (NASDAQ: WIKS) today announced a major operational restructuring to streamline operations and focus on its core professional builder business. Wickes will divide its operations into four segments; 18 Major Markets, 79 Conventional Markets, Wickes Direct, and Manufacturing. Each of these distribution channels offer different services and in some cases different products. Overhead costs and programs not directly tied to supporting these business segments will either be sold or discontinued by year-end. For the twelve months ended June 28, 1997, these expenses and discontinued operations reduced operating income by more than $4.5 million and contributed $4.4 million, or $0.54 per share, in net losses.

"The pro forma effects of these major restructuring actions are substantial," said J. Steven Wilson, Chairman and Chief Executive Officer. "We believe these cost and program reductions will allow the Company to focus better on its core builder business and improve its operating performance. Our current major market program, remerchandised conventional market program, direct sales and value added manufacturing operations will continue to be key components of our business."

The Company also indicated that it expects to report continued revenue and gross margin gains when it publishes third quarter results later in the month. Operating and net income for the third quarter are expected to be positive but lower than the third quarter of 1996 due to continued investments in its store reset, new market initiatives and other pilot programs.

Included in the Company's non-core programs expected to be sold are: the Company's mortgage lending program, the Company's utilities marketing operations and its internet operations not directly related to its building supply business. In addition, the Company's remaining investment in its Russian timber and logging operations will be written off by year-end. For the twelve months ended June 28, 1997, the Company's results of operations included more than $1.5 million in SG&A spending related to these programs and $2.0 million in losses on its equity investment in Russia which contributed a combined $2.2 million, or $0.27 per share, in net losses during this twelve month period.


                                    -MORE-

WICKES INC.
ADD 1


The Company has further reviewed its administrative structure and has reorganized certain functions for increased efficiency and is implementing an overall 15% reduction in headquarters staffing levels. These changes will result in approximately $2.0 million in SG&A savings on an annualized basis. For the twelve months ended June 28, 1997, the Company's results included approximately $1.9 million in SG&A spending for these eliminated positions and $1.1 million, or $0.135 per share, in net losses.

Underperforming centers recently closed are Gurnee, IL; North Haven, CT and South Haven, MI. In addition, the manufacturing operation located in Mansfield, OH is being combined with manufacturing sites throughout the Company. For the twelve months ended June 28, 1997, these operations reported combined operating losses of $1.1 million and contributed $1.1 million, or $0.135 per share, in net losses.

"We are pleased with the continued improvement in our strategy to serve the professional segment," added Wilson. "Our professional mix has grown to 86% through the third quarter of 1997 compared to 84% and 81% in 1996 and 1995, respectively. We have also been successful expanding our product mix and manufacturing margins resulting in higher overall gross margins."

Beginning in 1997, the Company increased its emphasis on Major Markets which serve the large national builder by expanding in three of these high growth markets. Through the first half of 1997, sales in these three Major Markets have increased 30%, or $6.5 million, over the same period last year. In the third quarter, sales growth continued -- increasing 46.1%, or $5.1 million over last year's third quarter. The Company stated that the startup costs and capitalized investments of these three Major Market expansions were $346,000 and $297,000, respectively, through the second quarter ended June 28, 1997. "We are very pleased with this initial growth," stated Mr. Wilson. "We remain committed to and confident in the market potential of this business segment and are in the beginning stages of rolling out this program into two additional markets."

The 79 Conventional Markets or "Reset Centers" are located in smaller markets and serve small to medium builders and R&R contractors. The Company has completed remerchandising and remarketing programs in four Reset Centers to better support the dominant professional customer segments, the repair and remodel contractor and the custom homebuilder. An additional four centers will be reset by October 31, 1997. Tool rental operations are now present in 15 of these centers and represent a very profitable opportunity for the Company in future quarters.

Second quarter sales (of the two Reset Centers) increased 51.1% over last year's second quarter and third quarter sales (of the four Reset Centers) increased 16.8% over the comparable period last year. Mr. Wilson added, "Management will focus on improving the overall operating and marketing plans of the eight completed Reset Centers during the winter months to perfect the strategy. We will then continue the reset of other conventional market centers in the spring." Through the second quarter ended Jun 28, 1997, the Company has invested $239,000 in pre-opening reformat costs and inventory liquidations and $129,000 in capitalized investments to support these Reset Center efforts.

Wickes Direct, the Company's direct ship division, complements the other Wickes operations where direct shipment provides added services and value to our customers and gives the company the ability to expand economically into new markets not currently being served as well as internationally. Sales in this division have grown substantially, with increases of 166.0%, or $3.1 million, and 283.0%, or $7.7 million, in the second and third quarters, respectively, over comparable periods in the prior year.


                                    -MORE-

WICKES INC.
ADD 2

To complement the expansion of center operations in major markets, Wickes has greatly expanded its manufacturing operations, which are now a core focus of the Company. These expanded manufacturing operations will allow value-added products and services to be provided to Wickes' customers in these markets. By year end, the Company will have an annual capacity to panelize 15,000 houses, manufacture 15,000 truss packages and pre-hang over 300,000 interior and exterior doors. Start-up expenses and capitalized costs associated with the expansion, a portion of which are included in the major market totals, were $248,00 and $453,000, respectively through June 28, 1997.

Wickes Lumber Company is headquartered in Vernon Hills, Illinois. Wickes is one the largest suppliers of building materials in the United States and had over $848 million in sales in 1996. Serving builders, trade contractors, remodelers and serious-do-it-yourselfers, Wickes distributes materials nationally and internationally, and operates building centers in 24 states in the Midwest, Northeast and South. Wickes' component manufacturing facilities produce pre-hung door units, window assemblies, roof and floor trusses and framed wall panels. Further information and services can be located at the Wickes Web site, http://www.wickes.com.

Safe Harbor For Forward-Looking Statements

         Statements contained herein which are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. For a summary of important facts which could cause the Company's actual results to differ materially from those included in, or inferred by, the forward-looking statements, refer to the Company's Form 10-K and other documents, which are on file with the Securities and Exchange Commission.

        FOR MORE INFORMATION ON WICKES INC. VIA FACSIMILE AT NO COST,
         SIMPLY DIAL 1-800-PRO-INFO AND ENTER THE TICKER SYMBOL WIKS

                             - TABLES TO FOLLOW -

WICKES INC.
ADD 3


The pro forma impact of this major restructuring is as follows:

                                                Six Months Ended 6/28/97               Twelve Months Ended 6/28/97
                                        -------------------------------------     -------------------------------------
                                                   Discontinued                                Discontinued
                                                    Operations                                  Operations
                                                   and Staffing        Pro                     and Staffing      Pro
                                          Actual    Reductions        Forma          Actual     Reductions      Forma
                                        -------------------------------------     -------------------------------------
Net sales                                 396,654        (8,939)      387,715       863,909       (22,949)      840,960
Cost of sales                             305,400        (7,427)      297,973       669,331       (18,632)      650,699
                                        ---------     ---------     ---------     ---------     ---------     ---------
  Gross profit                             91,254        (1,512)       89,742       194,578        (4,317)      190,261
Selling, general and
  administrative expense                   84,689        (4,363)       80,326       169,026        (8,677)      160,349
Depreciation, goodwill
  and trademark amortization                2,417           (73)        2,344         5,014          (163)        4,851
Provision for doubtful accounts               583           (65)          518           759           (32)          727
Other operating income                     (2,478)           11        (2,467)       (5,672)           32        (5,640)
                                        ---------     ---------     ---------     ---------     ---------     ---------

  Income from operations                    6,043         2,978         9,021        25,451         4,523        29,974

Interest expense                           10,411          (274)       10,137        20,989          (627)       20,362
Equity in loss of affiliated company          766          (766)           --         2,018        (2,018)           --
                                        ---------     ---------     ---------     ---------     ---------     ---------

Income (Loss) before income taxes          (5,134)        4,018        (1,116)        2,444         7,168         9,612

Provision for  income taxes                (1,286)        1,568           282         1,490         2,796         4,286
                                        ---------     ---------     ---------     ---------     ---------     ---------

Net income (loss)                          (3,848)        2,450        (1,398)          954         4,372         5,326
                                        =========     =========     =========     =========     =========     =========
Per share data:
Net income (loss) per common share          (0.47)         0.30         (0.17)         0.12          0.54          0.65
Weighted average common and
common equivalent shares outstanding    8,175,138     8,175,138     8,175,138     8,171,670     8,171,670     8,171,670

EBITDA                                      8,460         2,905        11,365        30,465         4,360        34,825

                          Summary of Growth Programs
                                Quarters Ended

                                           3/29/97         3/30/96        6/28/97         6/29/96       9/27/97          9/28/96
                                           -------         -------        -------         -------       -------          -------
MAJOR MARKETS (A)
-----------------
   Sales $                                  12,729          10,065         15,277          11,481        16,190           11,081
   Growth %                                   26.5%                          33.1%                         46.1%

   Pre-opening costs through 6/28/97 (c)                                      346
   Capitalized investment through 6/28/97                                     297
   (a) includes results for operations in Denver, CO; Raleigh/Charlotte, NC and Pensacola, FL.

CONVENTIONAL MARKET RESETS (B)
------------------------------
   Sales $                                                                  5,251           3,475         7,973            6,825
   Growth %                                                                  51.1%                         16.8%

   Pre-opening costs through 6/28/97 (c)                                      239
   Capitalized investment through 6/28/97                                     129
   (b) includes results of two centers reset in the second quarter and the results of four centers in the third quarter.
   (c) third quarter pre-opening costs and capital investments will be reported with the third quarter financial release.


                                    - ### -